Filed pursuant to Rule 424(b)(3)

File No. 333-283111

ANTARES PRIVATE CREDIT FUND

SUPPLEMENT NO. 8 DATED DECEMBER 23, 2025

TO THE PROSPECTUS DATED FEBRUARY 12, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Antares Private Credit Fund (the “Company”) dated February 12, 2025, (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

The following updates to the Prospectus are effective immediately:

The following replaces the first paragraph on page iii under the “Suitability Standards” section of the Prospectus:

You should purchase these securities only if you can afford the complete loss of your investment. The Adviser, those selling Common Shares on our behalf and participating brokers and registered investment advisers recommending the purchase of Common Shares in this offering are required to make every reasonable effort to determine that the purchase of Common Shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s age, income, net worth, financial situation, investment experience, investment objectives and other investments and must maintain records for at least six years after the information is used to determine that an investment in our Common Shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

The following replaces the paragraph captioned “Who is Antares Capital Credit Advisers LLC” under the “Prospectus Summary” section of the Prospectus:

The Adviser is a Delaware limited liability company established in May 2023, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a wholly-owned subsidiary of Antares Capital LP (“Antares Capital”) that is headquartered in Chicago, IL. The Adviser is in the business of providing investment management services on a discretionary and non-discretionary basis to its clients (including, without limitation, the Fund and other clients) whose investment strategy is to invest primarily in secured loans sourced primarily by the Antares Platform (as defined herein). “Antares Platform” refers to (x) Antares Holdings LP (“Antares Holdings”), Antares Assetco LP, Antares Vesta Funding LP, and Antares Venus Funding LP, each a Delaware limited partnership, each as originator and lender of loans, (y) Antares Capital, as arranger, administrative agent and/or similar capacities for loans, and (z) the Adviser. The Adviser has access to the same resources and investment personnel for the management of the Fund available throughout the Antares Platform pursuant to a shared services agreement (the “Shared Services Agreement”). Antares Capital, whose predecessor in interest was founded in 1996, is an indirect subsidiary of Antares Holdings and the ultimate owner of a majority of the partnership interests in Antares Holdings is the Canada Pension Plan Investment Board. Antares Holdings’ predecessor in interest was General Electric Capital Corporation. As of June 30, 2024, Antares Holdings, any of its consolidated subsidiaries or joint ventures whose equity securities or whose subordinated notes or other interests that constitute the economic equity therein, as applicable, are directly or indirectly majority-owned by Antares Holdings, and any entity with and advisory relationship with Antares or its affiliates, including the Fund, as appropriate given the context of the disclosure (including the Adviser) (collectively “Antares” and each individually an “Antares Party”) had approximately $71 billion in capital under management and administration (“CUMA”).1

The following risk factor is removed from the “Risk Factors” section of the Prospectus:

The Common Shares are Not Guaranteed by the Adviser or any other Antares Party. None of the Adviser, any other Antares Party or any other person makes any assurance, guarantee or representation whatsoever as to the expected or projected success, profitability, return, performance result, effect, consequence or benefit (including legal, regulatory, tax, financial, accounting or otherwise) to the Fund or any shareholder and neither the Fund nor the shareholders may rely on any such person for a determination of expected or projected success, profitability, return, performance result, effect, consequence or benefit (including legal, regulatory, tax, financial, accounting or otherwise) to any shareholder.

The following replaces in its entirety the risk factor captioned “The Fund is Subject to the Risk of Third-Party Litigation” under the “Risk Factors” section of the Prospectus:

The Fund is Subject to the Risk of Third-Party Litigation. The Fund’s investment activities hereunder may subject it to the risks of becoming involved in litigation by third parties. As described above under “Lender Liability Considerations and Equitable Subordination Can Affect the Fund’s Rights with Respect to Portfolio Loans,” this risk may be greater where the Fund exercises control or significant influence over an obligor’s direction. The expense of defending against claims against the Fund by third parties and paying any amounts pursuant to settlements or judgments would be borne by the Fund (except to the extent the Fund may have a claim against the Adviser under the Advisory Agreement or another applicable agreement) and would reduce the returns of the Fund and the shareholders in respect of the Portfolio Loans.

The following replaces in its entirety the first paragraph under the “Management of the Fund – Board” section of the Prospectus:

Our business and affairs are managed under the direction of our Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, oversight of our investment valuation process, oversight of our financing arrangements and corporate governance activities. Our Board consists of five members, three of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our Independent Trustees. “Interested persons” are generally persons that, under the 1940 Act, are deemed to have an interest in the Issuer or the Adviser that could give rise to a conflict of interest in making certain determinations required by the 1940 Act. Our Board elects our executive officers, who serve at the discretion of the Board.

The following replaces in its entirety the first paragraph under the “Management of the Fund – Board Role in Risk Oversight” section of the Prospectus.

Our Board performs its risk oversight function primarily through (i) its two standing committees, which report to the entire Board and are comprised solely of Independent Trustees, (ii) by working with the Fund’s Chief Compliance Officer to monitor risk in accordance with the Fund’s compliance policies and procedures, and (iii) by reviewing risk management processes throughout the year and requesting periodic reports from the Fund’s investment adviser regarding risk management, including reports on cybersecurity.

As described above in more detail under “Audit Committee” and “Nominating and Governance Committee,” the audit committee and the nominating and governance committee assist the Board in performing its risk oversight function and fulfilling its risk oversight responsibilities. The audit committee’s risk oversight responsibilities include overseeing the Fund’s accounting and financial reporting processes, assisting the Board in fulfilling the Board’s oversight responsibilities relating to the Fund’s systems of internal controls over financial reporting, audits of the Fund’s financial statements and disclosure controls and procedures, and discussing with management the Fund’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Fund’s risk assessment and risk management policies. The nominating and governance committee’s risk oversight responsibilities include developing, reviewing and updating certain policies regarding the nomination of directors, identifying, evaluating and nominating directors to fill vacancies on the Board or to stand for election by the Fund’s stockholders, reviewing the Fund’s policies relating to corporate governance, and overseeing the evaluation of the Board and its committees.

The Board also performs its risk oversight function and fulfills its risk oversight responsibilities by working with the Fund’s Chief Compliance Officer to monitor risk in accordance with the Fund’s policies and procedures. The Chief Compliance Officer prepares a written report annually discussing the adequacy and effectiveness of the compliance policies and procedures of the Fund and certain of its service providers. The Chief Compliance Officer’s report, which is reviewed by and discussed with the Board, addresses at a minimum (i) the operation of the compliance policies and procedures of the Fund and certain of its service providers since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which the Board would reasonably need to know to oversee the Fund’s compliance activities and risks. In addition, the Chief Compliance Officer reports to the Board on a quarterly basis with respect to material compliance matters and meets separately in executive session with the independent directors periodically, but in no event less than once each year.

The following is added as a separate paragraph immediately following the fifth paragraph under the “Advisory Agreement and Administration Agreement – Incentive Fee Based on Income” of the Prospectus:

For the purposes of calculating the incentive fee under the Investment Advisory and Management Agreement, these calculations are appropriately prorated and adjusted for any share issuances or repurchases during the relevant quarter, if applicable. For example, assuming there were 90 days in a calendar quarter, if we sold shares on the 31st day of the quarter, our pre-incentive fee net investment income returns, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, for such quarter would give effect to the net proceeds of the issuance for the 60 days of the quarter during which the additional shares were outstanding. If we repurchased shares on the 85th day of the quarter, our pre-incentive fee net investment income returns, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, for such quarter would give effect to the repurchase for the five days of the month during which such shares were no longer outstanding.

The following replaces in its entirety the second paragraph under the “Advisory Agreement and Administration Agreement – Certain Terms of the Advisory Agreement and Administration Agreement” section of the Prospectus:

Each of the Advisory Agreement and the Administration Agreement provide that Antares Capital Credit (in its capacity as the Adviser and/or the Administrator) and its respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Antares Capital Credit’s services under the Advisory Agreement and Antares Capital Credit’s services under the Administration Agreement or otherwise as adviser or administrator for us. However, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of (i) negligence or misconduct, in the case that the Indemnified Party is Antares Capital Credit (in its capacity as the Adviser and/or the Administrator), a Trustee (other than an Independent Trustee), an officer, employee, sponsor, controlling person or agent of the Fund or the Adviser and its controlling person, or (ii) gross negligence or willful misconduct, in the case that the Indemnified Party is an Independent Trustee; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

The following replaces in its entirety the last sentence in the first paragraph under the “Description of Our Common Shares - Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses” section of the Prospectus:

In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s negligence or misconduct involved in the conduct of his office.

The following replaces in its entirety the second paragraph under the “Conflict of Interest” section of the Prospectus:

Compensation. The Management Fee payable to the Adviser by the Fund is payable without regard to the overall success of, or income earned by, the Fund. In addition, the Adviser will also receive Incentive Fees from the Fund based upon profits of the Fund.

The following replaces in its entirety the fourth paragraph under the “Conflict of Interest – Service Providers” of the Prospectus:

Subject to the restrictions of the Omnibus Guidelines, the Adviser generally can, in its discretion, recommend to the Fund or to a portfolio company thereof (in response to a solicitation for a recommendation or otherwise) that it contract for services with (i) the Adviser or a related person of the Adviser (including but not limited to a portfolio company of the Fund) or (ii) an entity with which the Adviser or its affiliates or a member of their personnel has a relationship or from which the Adviser or its affiliates or their personnel otherwise derives financial or other benefit. When making such a recommendation, the Adviser, because of its financial or other business interest, has an incentive to recommend the related or other person even if another person is more qualified to provide the applicable services and/or can provide such services at a lesser cost.

The following is added to the “Description of Our Common Shares – Delaware Law and Certain Declaration of Trust Provisions” section of the Prospectus:

Waiver of Non-Mandatory Rights

Under Section 13.1(c) of the Declaration of Trust, our shareholders and trustees shall be deemed to have waived any “non-mandatory rights” of beneficial owners or trustees under the Delaware Statutory Trust Act or general trust law. Examples of such “non-mandatory” rights include Section 3817(a) of the Delaware Statutory Trust Act, which provides that “a statutory trust shall have the power to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever.” This right is non-mandatory because the provision of the Delaware Statutory Trust Act provides it is “[s]ubject to such standards and restrictions, if any, as are set forth in the governing instrument of a statutory trust.” Article VI of the Declaration of Trust of the Fund provides detailed requirements for indemnities for trustees, including a requirement that the Fund shall not be required to indemnify any trustee for conduct that falls below the standard of care of the trustees. Thus, Section 3817(a)’s broad power to provide for indemnities is waived to the extent contrary with Article VI. Additionally, an example of shareholders’ “non-mandatory” rights that shall be considered waived under Section 13.1(c) of the Declaration of Trust are appraisal rights.

The following replaces in its entirety the last sentence under the “Description of Our Common Shares – Construction and Governing Law” section of the Prospectus:

Any restrictions regarding shareholder rights to bring direct actions against the Fund or the Trustees set forth in our Declaration of Trust do not apply to any claims brought under the federal or state securities laws, or the rules and regulations thereunder.

The following replaces in its entirety the last sentence under the “Description of Our Common Shares – Derivative Actions” section of the Prospectus:

The foregoing requirements do not apply to any claims brought under the federal or state securities laws, or the rules and regulations thereunder.

The following replaces in their entity the fourth to seventh paragraphs under the “How to Subscribe” section of the Prospectus:

For example, if you wish to subscribe for Common Shares in December, your subscription request must be received in good order at least five business days before December 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of November 30 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of Common Shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of Common Shares based on that NAV and each shareholder’s purchase will be determined and Common Shares will be credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of December.

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal. Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy Common Shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.

Any transfers of Common Shares will be effected similarly to purchases of Common Shares, pursuant to accepted transfer orders as of the first day of each month, and to be accepted, a transfer request must be made with completed and executed transfer documentation in good order, including satisfying any additional requirements imposed by the transferor’s and/or the transferee’s broker. The Fund will update its records at least once each calendar quarter to reflect transfers of Common Shares. You have the option of placing a transfer on death (TOD), designation on your Common Shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your Common Shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.

Except where prohibited by applicable law or deemed inappropriate by the Administrator, any shareholder owning Common Shares for the purpose of assigning their Common Shares shall retain their rights as a shareholder of the Fund with respect to the assigned Common Shares, including, but not limited to, the rights enumerated under Section VI.E of the Omnibus Guidelines. The assignor’s management shall have a fiduciary duty for the safekeeping and use of all funds and assets of the assignee, whether or not such funds or assets are in their possession or control. The assignor’s management shall not use or permit use of such funds or assets in any manner except for the exclusive benefit of the assignee, and no provision of the subscription agreement, assignment/transfer agreement, or any other applicable document may permit the assignee to waive these the fiduciary duties.

The following is added as a separate paragraph immediately following the seventh paragraph under the “How to Subscribe” section of the Prospectus:

Except where prohibited by applicable law or deemed inappropriate by the Administrator, any assignor shareholder owning Common Shares for the purpose of assigning their Common Shares retains the same rights as a shareholder of the Fund, including, but not limited to, the rights enumerated under Article VI of the Omnibus Guidelines. The assignment agreement must provide the following:

●	The assignor’s management shall have a fiduciary duty for the safekeeping and use of all funds and assets of the assignee shareholder, whether or not such funds or assets are in the assignor’s management’s possession or control; and
●	The assignor’s management shall not use, or permit use of, such funds or assets in any manner except for the exclusive benefit of the assignee shareholder, and no provision of the subscription agreement, assignment/transfer agreement, or any other applicable document may permit the assignee shareholder to waive these fiduciary duties.

The following replaces in its entirety the second to the last paragraph of the “Share Repurchase Program” section of the Prospectus:

Repurchase of Common Shares owned by the Adviser or its affiliates by the Fund will be on the same terms and subject to the same limitations as those applicable to other shareholders under the share repurchase program described herein.

The following is removed from the “Appendix A – Form of Subscription Agreement” section of the Prospectus:

I acknowledge that Antares Private Credit Fund may enter into transactions with the Adviser’s affiliates that involve conflicts of interest as described in the prospectus.